HealthLynked Corp.

1726 Medical Blvd Suite 101

Naples, Florida 34110

February 8, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:      Larry Spirgel, Assistant Director, Greg Dundas, Attorney-Advisor, Celeste M. Murphy, Legal Branch Chief

Re:	HealthLynked Corp.
Draft Registration Statement on Form S-1
Submitted January 9, 2017
CIK No. 0001680139

Ladies and Gentlemen:

On behalf of HealthLynked Corp. (the “Company”), I am writing to respond to the comment letter of the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”), dated February 1, 2017 relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed confidentially with the SEC on January 9, 2017.

The Company has revised the Registration Statement to respond to the Staff’s comments and, concurrently with this letter, is filing Amendment No. 1 to the Registration Statement, which incorporates the revisions discussed in this letter and makes certain updates to the Registration Statement.

Set forth below are the responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. References throughout this letter to “we,” “us,” and “our” are to the Company.

General

1.       We note that the number of shares being registered for resale exceeds the number of your outstanding common shares held by non-affiliates. Due to the significant number of shares being registered, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://wvw.sec.gov/divisions/corpfin/guidance/safinteip.htm, as well as any other factors you deem relevant.

Response: We respectfully submit that the offering contemplated by the Registration Statement should not be deemed to be a primary offering.

We have reviewed and considered of all of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02 (the “Interpretation”). In the Interpretation, a number of factors were deemed instructive when determining whether a purported secondary offering should be deemed to be a primary offering, particularly, the length of time that the selling security holders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. In arguing that the offering contemplated by the Registration Statement should not be deemed to be a primary offering, we request the Staff to consider the discussions below.

How Long the Selling Shareholders Have Held the Shares

The Company is proposing to register for resale an aggregate of 25,616,140 shares of common stock (collectively, the “Resale Shares”). The Resale Shares consist of (i) an aggregate of 8,087,500 shares of common stock issued to certain selling security holders pursuant to a series of private placements conducted between August 2014 and June 2016, (ii) 3,100,000 shares of common stock issued to Dr. Monaco, a former owner of NWC, pursuant to an exchange agreement dated September 4, 2014, (iii) an aggregate of 7,375,000 shares of common stock issuable to Iconic Holdings LLC in under convertible notes issued in July 2016, (iv) 2,953,640 shares issued to our Chief Executive Officer in July 2016 upon exchange of convertible stock originally issued in September 2014 for services provided to us in 2013, (v) an aggregate of 2,100,000 shares issued to an entity affiliated with our Chief Financial Officer in January 2015 and June 2016 as consideration for services provided and (vi) an aggregate of 2,000,000 shares issued to Delaney Equity Group, LLC in November 2015 and July 2016 for services provided to us.

Almost all of the selling shareholders have held their shares for more than six months, and in many cases, for years.  We submit that the fact that these selling shareholders have had to bear the risk related to their investment for a significant amount of time, and without being assured that there will be an approved public market for such securities, should be interpreted against a determination that the Registration Statement is a primary offering.

The Circumstances under Which They Received the Shares

The selling shareholders received their shares either in exchange for cash to fund the company, ownership of NWC, or in lieu of cash for services rendered.  The Company respectfully submits that registration of the resale of the shares of common stock issuable to the selling shareholders should not equate to intent to distribute. Further, in the present circumstances, the Company believes that it would be extremely difficult for the selling shareholders to effect a distribution of the Resale Shares even if they were so inclined. As indicated in the Registration Statement, there are 31 discrete persons for whom securities are being registered in the Registration Statement. There is no evidence that the selling shareholders have any plan to act in concert to effect a distribution of their shares of common stock. The Company respectfully submits that the likelihood that a market for the common stock will develop within the next six to twelve months to absorb that many shares, even if registered, is minimal.

A review of circumstances surrounding how the selling shareholders obtained their shares will show that the securities were acquired by the selling shareholders in transactions that do not contain any of the potentially abusive terms that have given rise to previous Staff concerns under Rule 415. For example, no selling shareholder, by virtue of the transactions through which they acquired the securities, has been granted the right to a reduction in the pre-determined or agreed upon purchase price that it paid for the securities based on subsequent events or circumstances.

We also wish to stress that the Company will not receive any proceeds from the sale or other disposition of the securities under the Registration Statement. While we understand that the Staff indicated in the Interpretation that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should nonetheless be a factor to be considered in any such analysis. We submit that the fact that the Company has no economic interest in the registration of the shares supports the conclusion that the Registration Statement is not an indirect primary offering.

Their Relationship to the Issuer and Whether the Sellers Are in the Business of Underwriting Securities

Many of the shareholders have no connection to our company other than as investors.  To our knowledge, none of the selling shareholders are in the business of underwriting securities and except for Delaney Equity Group, LLC and Iconic Holdings LLC, we have no contracts, commitments, arrangements or understandings with any of the selling stockholders to create a public market or transact any transaction in our securities.

Approximately 20% of the shares registered for resale are held by our Chief Executive Officer and Chief Financial Officer. Our Chief Executive Officer has been a long term investor and our Chief Executive Officer and Chief Financial Officer are only having a portion of the shares they own registered.   Furthermore, such individuals shall still be subject to the volume limitations pursuant to Rule 144 on any sales of common stock they own.

The Amount of Shares Involved

The Company notes that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415.

Although the Staff has viewed remaining below certain thresholds as presumptive evidence of a valid secondary offering (for example, one-third of the outstanding shares held by non-affiliates in registration statements relating to securities with toxic features), generally this analysis is informed by the totality of the facts and circumstances of the specific transaction and there is no proscriptive limit on the number of shares that may be registered in a valid secondary offering. In order for the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must conclude that the selling shareholders are seeking to effect a distribution of the shares. However, if the Staff’s concern is that a distribution is taking place, the Company respectfully submits that the number of shares being registered should be one of the less important factors in the Staff’s analysis since an illegal distribution of shares can take place regardless of the amount of shares. In fact, the Company believes that it may be easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the trading volume. To the contrary, when investors buy a large stake in a small public company, it can be extremely difficult for them to exit the stock quickly. Therefore, the Company believes that the larger the investment, the harder it may be for an investor to effect a distribution, especially in the case of a small company that is not yet public — like the Company — with no current trading volume and limited trading volume expected in the future.

However, even if the amount of shares registered is the sole focus of the inquiry, the Company does not believe that the Registration Statement should raise concerns about a “disguised” primary offering based on the number of shares of common stock the Company seeks to register. On the facts described above, including the diffuse nature of the selling shareholders, the Company believes that it can register all of the shares of common stock it is seeking to register pursuant to the Registration Statement.

Whether Under All the Circumstances it appears that the Selling Shareholders are Acting as a Conduit for the Issuer

The Company respectfully submits that the facts and analysis provided above do not support a conclusion that the selling shareholders are engaged in a distribution and are acting as conduits for the Company. In addition, none of the selling shareholders are in the business of underwriting securities and there is no evidence to suggest that any of the selling shareholders are acting in concert to effect a coordinated distribution of the shares of common stock. In these circumstances, the Company respectfully submits that the offering it seeks to register pursuant to the Registration Statement is a valid secondary offering and requests the Staff to concur that it may proceed consistent with Rule 415.

2.       We note that 21 million of the shares being registered for resale relate to an equity line financing. However, our staff accommodation permitting the resale offering of shares to be issued under an equity line agreement is not available where there is no active public market for the shares being offered. We believe you should withdraw the shares relating to the 2016 Equity Financing because we do not believe that the company has “completed” the private placement contemplated by the purchase agreement prior to filing the registration statement. For guidance, please refer to the Division´s Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.13 which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. In this regard, we do not believe the private transaction has been completed because the price of your common stock – a material term of the private transaction – is indeterminable due the lack of a market for your shares. After withdrawing these shares from your registration statement and having completed the private placement, you may register the resale of the equity line securities after each put.

Response: In response to your comment above, we have revised the Registration Statement accordingly.

Prospectus Summary, page 1

3.       In the fourth paragraph on page 1, please revise to state that the Naples Women’s Center was a related party.

Response: The Registration Statement has been revised to state that Naples Women’s Center was a related party formed by our Chief Executive Officer and Chairman, Dr. Michael Dent. Please see page 1 of the Registration Statement.

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Risk Factors, page 5

We have substantial future capital needs . . . , page 5

4.       Revise to clarify your plans to raise additional capital in the immediate future, and the risks entailed by, for example, equity and debt financing. We note your discussion in the second paragraph on page 20.

Response: The risk factor cited above has been expanded to include additional disclosure relating to the Company’s plans to attempt to improve profitability, its plans to raise additional capital through equity and debt financing arrangements, as well as to include a discussion regarding the risks relating to such activities. Please see page 5 of the Registration Statement.

We may not be able to effectively control and manage our growth, page 6

5.       Revise to clarify how your business strategy “envisions a period of potentially rapid growth.” State what time period this refers to. In your Business section, provide a more extensive discussion of this strategy and your expectations of growth, as well as the bases for such expectations.

Response: The above cited risk factor has been revised to clarify that the Company envisions a period of rapid growth in its physician network over the next five years based on aggressive marketing efforts currently being undertaken by the Company. Please see page 6 and page 26 of the Registration Statement.

Use of Proceeds, page 14

6.       Please revise to provide a separate header for the monies related to the Investment Agreement, since they are unrelated to the proceeds of the current offering

Response: We have not included a separate header due to other revisions to the Registration Statement.

Liquidity and Capital Resources, page 20

7.       We note your statement on page 5 that you anticipate requiring an additional $750,000 in the second, third, and fourth quarters of 2017. Please discuss this expectation in greater detail.

Response: The disclosure relating to our need for additional working capital has been expanded. Please see page 21 of the Registration Statement.

The HealthLynked Network – How it Works, page 23

8.       You state on page 24 that the “base service” for patients will be free. Please clarify what constitutes this base service and distinguish it from other services to patients for which you will charge a fee.

Response: The Registration Statement has been revised to clarify which services are part of the Company’s free base service and which services require the payment of additional fees. Please see page 24 of the Registration Statement

Business Model, page 25

9.       At the top of page 26, in discussing your initial deployment of the HealthLynked Network with patients and physicians in NWC and your planned expansion of NWC, clarify the extent to which you will receive, or not receive, additional revenue from such deployment.

Response: The Registration Statement has been revised to state that we expect to receive minimal revenues from the deployment of the HealthLynked Network in fiscal year 2017. Please see page 26 of the Registration Statement.

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Competition, page 27

10.       Please revise to clarify what distinguishes your business plan, if anything, from that of athenahealth and other competitors, and on what basis you expect to be able to compete with larger, more established businesses. Refer to Item 101(h)(4)(iv) of Regulation S-K. In this connection we note your statement on page 22 that you believe that your business will offer advantages “not available in the market today.”

Response: The Registration Statement has been revised to address the Staff’s comment above. Please see page 27 of the Registration Statement.

Selling Securityholders, page 36

11.       Please revise to clarify why the total number of shares in the first column of the table is much greater than the number of outstanding shares disclosed elsewhere in the prospectus, and why the percentages in the second column add up to more than 100%.

Response: The Selling Securityholders table has been revised to address the Staff’s comment above. Please see page 36 of the Registration Statement.

Financial Statements

Issuance of Common and Preferred Stock, page F-15

12.       We note from disclosure of the September 4, 2014 Exchange on page 1 that you issued disproportionate numbers of shares to Drs. Dent and Monaco in relation to their ownership percentages of Naples Women’s Center (NWC). Explain for us how you determined the numbers of shares to be issued to each former owner of NWC. Describe for us your consideration of whether the shares issued to Dr. Dent reflect an element of compensation and if so, tell us how you determined the value of that share compensation and how it was accounted for

Response: Dr. Michael Dent was issued disproportionately more shares in HealthLynked Corp. than Dr. Carolyn Monaco in relation to their ownership percentages of NWC because Dr. Dent was responsible for creating the HealthLynked Network and HealthLynked Corp. Further, we consider the HealthLynked Network to be in the healthcare information services (“HIS”) industry, whereas NWC is in the specialized health services (“SHS”) industry. It is our understanding that companies in the HIS industry tend to have higher valuation multiples than those in the SHS industry.

At the time of the merger between HealthLynked Corp. (including the HealthLynked Network) and NWC, we valued HealthLynked Corp. at $1,625,000 and NWC at $875,000.

In addition, at the time of the merger, loans from NWC’s members into the LLC totaled approximately $402,000, all of which had been contributed by Dr. Dent. Based on the ownership of NWC prior to the merger (Dr. Dent owning 67.3% and Dr. Monaco owning $32.7%), Dr. Monaco’s share of the member loans would have been approximately $131,000 (equal to 32.7% of the total $402,000 loans). Prior to the merger, Dr. Monaco was granted the option to contribute her portion of the loans in cash, or to receive a valuation for her ownership in NWC net of the debt. Dr. Monaco opted not to contribute the $131,000, and as such, she received a valuation of her ownership in NWC that was determined as follows: $875,000 (total value of NWC) less the loan of $402,000 for a net value of NWC of $473,000. Dr. Monaco received 32.7% of the $473,000 NWC net value, or approximately $155,000 for her ownership in NWC. Dr. Dent received the remaining value of NWC, or $720,000, plus 100% of the value of HealthLynked Corp of $1,625,000. The final allocation is summarized in the following table:

	NWC		HealthLynked Corp		Total
	$	%	$	%	$	%
Dr. Dent	$720,000	82.3%	$1,625,000	100.0%	$2,345,000	93.8%
Dr. Monaco	155,000	17.7%	-	0.0%	155,000	6.2%
Total	$875,000	100.0%	$1,625,000	100.0%	$2,500,000	100.0%

In the merger, HealthLynked Corp. issued 50,000,000 common shares, of which Dr. Dent received 93.8%, or 46,900,000 common shares, and Dr. Monaco received 6.2%, or 3,100,000 shares. No compensation expense was recognized related to the merger.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel.

Very truly yours,

/s/ Michael Dent
Name: Michael Dent
Title: Chief Executive Officer

cc:	George O’Leary, Chief Financial Officer
Gregory Sichenzia, Sichenzia Ross Ference Kesner LLP
Avital Even-Shoshan, Sichenzia Ross Ference Kesner LLP

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